December 1, 2022

VIA EDGAR

Ms. Babette Cooper

Ms. Jennifer Monick

United States Securities and Exchange Commission

Division of Corporate Finance, Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Atlantic Coastal Acquisition Corp. II

Form 10-K for the Fiscal Year ended December 31, 2021

Filed March 25, 2022

Form 10-Q for the Quarterly Period ended September 30, 2022

Filed November 10, 2022

File No. 001-41224

Dear Ms. Babette Cooper and Ms. Jennifer Monick:

Atlantic Coastal Acquisition Corp. II (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 16, 2022, relating to the aforementioned Form 10-K and Form 10-Q. For reference purposes, the text of your letter dated November 16, 2022, has been reproduced herein (in bold), with the Company’s response below each numbered comment.

Form 10-K for the Fiscal Year ended December 31, 2021

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that the Company’s sponsor, Atlantic Coastal Acquisition Management II LLC, is controlled by and has substantial ties with a non-U.S. person given that the managing member of the Company’s sponsor is a citizen of the Republic of Cyprus. However, the Company does not believe that such relationship would materially impair the ability of the Company to complete a business combination.

The Company will add a risk factor (provided below) in its future filings to disclose that its sponsor is controlled by and has substantial ties with a non-U.S. person.

We may be deemed a “foreign person” under the regulations relating to the Committee on Foreign Investment in the United States (“CFIUS”), and any business combination may be subject to U.S. foreign investment regulations and review by CFIUS or another U.S. government entity.

Our sponsor, Atlantic Coastal Acquisition Management II LLC, is controlled by and has substantial ties with a non-U.S. person given that the managing member of our sponsor is a citizen of the Republic of Cyprus. Certain federally licensed businesses in the United States are subject to rules or regulations that limit foreign ownership. In addition, CFIUS is an interagency committee authorized to review certain transactions involving “foreign persons” to determine the effect of such transactions on U.S. national security. Therefore, because we may be considered a “foreign person” under such rules and regulations, we could be subject to foreign ownership restrictions and/or CFIUS review if our proposed business combination is between us and a U.S. target company engaged in a regulated industry or which may affect national security.

The scope of CFIUS was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-passive, non-controlling investments in sensitive U.S. businesses. FIRRMA, and subsequent implementing regulations that are now in force, also subject certain categories of investments to mandatory CFIUS filings. It is unclear at this stage whether our potential business combination will fall within CFIUS’s jurisdiction, and if so, whether we would be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS. If we seek CFIUS review prior to the completion of our initial business combination, we may be subject to substantial delays and increased transaction costs. If we are required to undergo a CFIUS review following the completion of our initial business combination, in addition to any conditions or divestiture requirements imposed on us, we may incur substantial costs in connection therewith. Other possible foreign ownership limitations, and the potential impact of CFIUS, may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination within 15 months of the closing of our initial public offering because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public stockholders may only receive $10.20 per share of Series A common stock on the liquidation of their shares and our warrants will expire worthless. This will also cause our investors to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Notes to Condensed Financial Statements

Note 7. Stockholders’ (Deficit) Equity

Warrants, page 15

2.

We note you have classified the 13,850,000 private placements warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that “[i]f the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.”

Response:

The Company evaluated the private placement warrants utilizing the guidance in Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“ASC 815-40”). The Company has determined equity classification to be appropriate, as the private placement warrants are considered indexed to the Company’s own stock, and do not contain terms that would provide for potential changes to settlement amounts depending upon the characteristics of the holder of the private placement warrants. In addition, the equity classification conditions in ASC 815-40-25 are met for the private placement warrants. Further analysis related to the Private Warrant Agreement attached as exhibit 4.1 to the Company’s Form 8-K filed January 19, 2022 (the “Warrant Agreement”) is as follows:

Are the private placement warrants within the scope of ASC 480 to be classified as a liability?

The private placement warrants do not meet the criteria in ASC 480-10 for liability classification and therefore are not within the scope of ASC 480. The Company’s management notes that the private placement warrants do not exhibit any of the characteristics in ASC 480 and, therefore, would not be classified as liabilities under ASC 480.

Are the private placement warrants indexed to the Company’s common stock?

The outstanding private placement warrants are freestanding financial instruments allowing for the potential future purchase of shares. They have been determined to be freestanding instruments and were evaluated for inclusion in ASC 480 above and were not within the scope of that standard.

Exercise Contingencies

Section 3.3.5 of the Warrant Agreement (Maximum Percentage) contains an exercise contingency. An exercise contingency does not preclude an instrument from being considered indexed to an entity’s own stock provided that it is not based on certain criteria in ASC 815-40-15-7B. The exercise contingency in Section 3.3.5 of the Warrant Agreement is not based on the criteria in ASC 815-40-15-7B and as such does not preclude the private placement warrants from being considered indexed to the Company’s own stock.

Settlement Provisions

The Warrant Agreement contains a cashless exercise provision. For this provision the fair value (Section 3.3.1.b of the Warrant Agreement) shall mean the average last reported sale price of the Series A common stock for the ten (10) trading days ending on the third (3rd) trading day prior to the date on which notice of exercise of the private placement warrant is sent to the warrant agent.

These cashless exercise features are applicable to the private placement warrants in different scenarios. In all cases, the settlement amount is the difference between the fair value and a fixed monetary amount (the exercise price), and the calculation is the same for all private placement warrants. Thus, the private placement warrants are not precluded from being indexed to the Company’s own stock.

The Company’s management analyzed the adjustments to the exercise price under Step 2 of ASC 815-40-15-7. The Warrant Agreement provides for an adjustment to the number of common shares issuable under the private placement warrants and/or adjustment to the exercise price in Section 4 of the Warrant Agreement.

ASC 815-40-55-42 states that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. Based on our review, these sections do not preclude the private placement warrants from being considered indexed to the Company’s own stock.

As part of its analysis, the Company’s management specifically considered whether there are any terms or provisions in the Warrant Agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the private placement warrants. For example, are the private placement warrants redeemable by the Company at a specific price depending on the holder of the private placement warrants? The Company’s management did not identify any such terms or provisions in the Warrant Agreement that would result in liability treatment.

Relatedly, with respect to the statement that “[i]f the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants,” the Company respectfully acknowledges the Staff’s comment and advises the Staff that such statement will not be included in future filings.

Do the private placement warrants meet all of the conditions for equity classification?

ASC 815-40-25-1 and 2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity. Based on management’s review, the private placement warrants meet the “classified in stockholders’ equity” criteria in ASC 815-40-25.

If you have any questions or comments, please do not hesitate to contact me directly at (929)264-4786.

Very truly yours,

Atlantic Coastal Acquisition Corp. II

/s/ Shahraab Ahmad
Shahraab Ahmad
Chief Executive Officer

Copy to:

Stephen C. Ashley, Pillsbury Winthrop Shaw Pittman LLP